Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 12 to Registration Statement (No. 333-168040) on Form N-1A of Entrepreneur US All Cap Fund, a series of EntrepreneurShares Series Trust, of our report dated August 28, 2014, relating to our audit of the financial statements and financial highlights which appear in the Annual Report on Form N-CSR of Entrepreneur US All Cap Fund, a series of EntrepreneurShares Series Trust, for the year ended June 30, 2014.

We also consent to the references to our firm under the captions "Independent Registered Public Accounting Firm" and “Financial Statements” appearing in the Statement of Additional Information and "Financial Highlights" appearing in the Prospectus, which are part of this Registration Statement.

/s/ McGladrey LLP

Boston, MA

October 21, 2014